SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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CANARY WHARF LONDON E14 5DS ___________ (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com May 20, 2013

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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

RE:	CEDC Finance Corporation International, Inc.
Amendment No. 1 to Application for Qualification on Form T-3
Filed March 11, 2013
File No. 022-28987; and
Application for Qualification on Form T-3
Filed February 25, 2013
File No. 022-28988

Dear Mr. Reynolds:

On behalf of Central European Distribution Corporation (the “Company” or “CEDC”), we are writing in reference to your letter to Mr. Grant Winterton, Chief Executive Officer of the Company, dated March 19, 2013 (the “Comment Letter”), with respect to the above referenced filings of the Company. On behalf of the Company, we responded to the Staff’s comments in the Comment Letter by letter dated May 9, 2013 (the “May 9 Letter”). In the May 9 Letter, with respect to the Staff’s second comment, we responded that the Company would file an amendment to reflect the revised deal terms.1 Accordingly, the Company is filing herewith Amendment No. 2 to the Form T-3 to Application for Qualification on Form T-3 (File No. 022-28987) to reflect revised deal terms.2

As discussed with Mr. Jay Williamson of the Staff on May 17, 2013, the issuer and each of the guarantors under the New Senior Secured Notes Indenture, the New Convertible Notes Indenture and the Supplemental Indenture (each as defined in the May 9 Letter) intend to submit a request for acceleration of effectiveness of the above referenced applications on Form T-3 on or about May 21, 2013.

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183, or, in my absence, Scott Simpson on +44 20 7519 7040.

Sincerely,

By:	/s/ James A. McDonald
James A. McDonald

cc:	Securities and Exchange Commission
Jay Williamson

Central European Distribution Corporation
Grant Winterton
Ryan Lee
Brian Morrissey

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Scott Simpson

[1]

In the Comment Letter, the Staff’s second comment stated “Please ensure that your Form T-3s are updated to reflect revised deal terms, as applicable. In this respect your Form T-3 with file number 022-28988 does not appear to reflect the terms of the current offer.”

[2]

The deal terms of the Supplemental Indenture (as defined in the May 9 Letter) have not been revised since the filing of the Application for Qualification on Form T-3 (File No. 022-28988). Thus, no amendment to the Application for Qualification on Form T-3 (File No. 022-28988) has been filed.